2001 Bryan Street Suite 1600

Dallas, Texas 75201

TEL 214.880.3520

FAX 214.231.6201

January 9, 2017

VIA EDGAR and Federal Express Delivery

Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and

Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop: 4631

Builders FirstSource, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 11, 2016

Form 10-Q for the Fiscal Quarter Ended September 30, 2016

Filed November 4, 2016

File No. 0-51357

Dear Mr. O’Brien:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated December 15, 2016 (the “Comment Letter”) relating to the above referenced filings by Builders FirstSource, Inc. (the “Company”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to your attention via overnight courier.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 8. Long-Term Debt, page 57

Lease Finance Obligations, page 61

1.	With reference to the specific terms of (i) the ProBuild property lease arrangements with a single lessor and (ii) the related agreement that gave you the right to acquire a limited number of the leased facilities at fair market value, please explain how you determined that you should treat all of the properties that you lease from this single lessor as a financing arrangement. Please address the authoritative accounting literature you relied on.

Terence O’Brien

BFS Response: Builders FirstSource (“the Company”) leases approx 180 properties from a single landlord, LNRE. These properties were originally owned by a former owner of Lanoga, and contributed to LNRE concurrent with the acquisition of Lanoga by ProBuild in 2006. Immediately following the closing of the Lanoga acquisition, ProBuild leased those properties from LNRE for use in operations.

Since our acquisition was structured such that the acquirer (ProBuild) purchased the assets of the target business (Lanoga) but arranged to lease the real estate from a third party (LNRE) under an operating lease, relevant accounting guidance (FAS 98, FAS 13, EITF 97-1, EITF 90-14) states that FAS 98 should be applied to the lease as if it resulted from a sale-leaseback, since the two transactions are part of a single, integrated transaction. This is consistent with the view that an acquired entity should not be able to remove assets and related debt from its balance sheet in the context of being acquired if the same transaction would not result in sale-leaseback accounting absent the acquisition.

Therefore, the agreement must be evaluated under FAS 98 (ASC 360-20-40) to determine if it qualified as a sale-leaseback. It was determined that the existence of purchase options within the Master Agreement precluded sale-leaseback accounting. The purchase options allowed the Company (ProBuild), at its discretion, to elect to purchase, at fair market value, a subset of the properties (originally up to 15% of the 262 properties; with additional tranches allowed in renewal periods). The Agreement does not specify the properties subject to the purchase option – rather the Company (ProBuild) can select the properties at the time it makes a request to purchase any of the leased properties. Therefore, because of the existence of these purchase options it was accounted for as a failed sales lease-back. Further, because it was not known at the acquisition date which properties would be re-purchased, all 262 properties were recorded as assets on ProBuild’s balance sheet with a corresponding offsetting financing obligation.

When the Company (Builders FirstSource) acquired ProBuild in 2015, it evaluated this transaction, including the related Master Agreement, for proper treatment in purchase accounting and determined, per analogy to ASC 840-10-35-5, that, as the acquiring entity, its accounting for a sale-leaseback of real estate as a financing acquired in a business combination should be carried forward if one or more of the prohibited forms of continuing involvement survived the acquisition. As of the acquisition date, rights to purchase approximately 30% of the remaining 180 properties remained under the Master Agreement such that the original prohibited form of continuing involvement survived the acquisition. As a result, the Company determined the failed sales leaseback accounting treatment should survive the transaction and the Company continued to account for these leases as owned assets with an offsetting financing obligation, consistent with the legacy ProBuild treatment.

Form 10-Q for the Fiscal Quarter Ended September 30, 2016

Note 6. Income Taxes, page 14

2.

We note that in the second quarter of 2016, you moved from a cumulative loss position over the previous three years to a cumulative income position for the first time since you established the full valuation allowance in 2008. You indicate that absent the effect of the Company’s debt refinance transaction, you continued that trend of profitability in the third quarter of 2016. With this positive historical

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evidence and the projection of future profitability resulting in taxable income, you determined that there was sufficient positive evidence to conclude that it is more likely than not that the valuation allowance should be released against your net federal and some state deferred tax assets. Please provide us with and expand your disclosures to include a comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at this conclusion. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. Ensure your response and expanded disclosures address the following:

•	In light of the fact that uncertainty of the housing market was part of the significant negative evidence you considered in determining whether your deferred tax assets were realizable as of December 31, 2015, please tell us and expand your disclosures to discuss the changes in the extent and timing of the housing market recovery. In this regard, we note your discussion on page 21 which highlights items that continue to hamper a strong recovery. Furthermore, you indicated in your Form 10-K for the year ended December 31, 2015 that (i) the realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in the applicable carryback or carry forward periods and that relying solely on projections of future taxable income to support the recovery of deferred tax assets is not sufficient and (ii) that simply coming out of a cumulative loss position is not viewed as a bright line and may not be considered sufficient positive evidence to reverse some or all of the valuation allowance if there is other negative evidence;

BFS Response: We will expand our disclosure in our 2016 annual report to include additional analysis of the specific positive and negative evidence evaluated, including additional information related to the weighting of the evidence that led us to conclude that it was appropriate to reverse our federal and a portion of our state deferred tax asset valuation allowance during the quarter ended September 30, 2016. See proposed expanded disclosures beginning on page 5.

We considered all available positive and negative evidence to determine whether, based on the weight of that evidence, a valuation allowance for our deferred tax assets was necessary in accordance with ASC 740-10-30-16 through 30-25 as of the end of each quarterly period.

The available positive and negative evidence is listed below, in order of the weighting of each item and categorized by the extent to which each is objectively verifiable:

•	Our recent strong financial results have put us in a cumulative three-year income position for the last two quarters. {Positive Objective Evidence}

•	The successful integration efforts by the Company in the year following the ProBuild acquisition achieved and sustained a significant reduction in costs which were estimated and/or only partially achieved as of December 31, 2015, reducing the Company’s ongoing cost structure. {Positive Objective Evidence}

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•	The Company completed several debt refinancing transactions in 2016 (the most impactful of which occurred in Q3 2016), which will significantly reduce our interest expense going forward. {Positive Objective Evidence}

•	We incurred pre-tax losses during the housing market decline (~2008 through 2011) and the earlier stages of the slower than expected housing market recovery (~2011 through 2014) that resulted in a history of cumulative losses through Q1 2016. {Negative Objective Evidence}

•	Our expectation is that the housing market will continue to recover at a modest pace, as projected by a composite of third party sources, including the NAHB. {Positive Subjective Evidence}

•	Due to the inherent subjectivity in projections, including overall housing market conditions, continued achievement of expected synergies, and the seasonal nature of the business, we projected taxable income and considering various forecasted scenarios, we determined we would realize all of our federal net operating losses within the carryover periods. {Positive Subjective Evidence}

•	The historical cyclicality of the U.S. housing market, a more restrictive mortgage lending environment compared to before the housing downturn, and lagging overall US economy, all or any of which could continue to hamper a faster, stronger recovery of the housing market. {Negative Subjective Evidence}

A history of cumulative losses through Q1 2016 provided significant negative evidence that could not be overcome. Emerging from a cumulative loss position in Q2 2016, while demonstrating positive evidence, was not viewed in and of itself as a bright-line. Various other factors were considered, including (i) the risk that recent profitability could not be sustained, (ii) the risk that targeted integration efforts would not result in the projected degree of synergies; and (iii) general overall economic conditions, including those in the homebuilding industry, which grew at a slower pace than experts and analysts originally expected. In Q3, the above factors were again considered. Despite events that hampered the recovery of the housing market, the market continued to recover, albeit slowly. The extent of recovery to date and the other actions taken by the Company resulted in continued profitability of the business, and the successful completion of the refinancing transactions, resulted in the ability to reduce annual cash interest expense by approximately $34 million going forward. These factors collectively were weighted and provided additional evidence of our ability to support the recovery of our federal deferred tax assets and a portion our state deferred tax assets at September 30, 2016.

•	With reference to the appropriate accounting literature, please address the appropriateness of assessing profitability absent the effect of your debt refinance transaction. In this regard, we note that the impact of this transaction was a part of your total results and given your substantial amount of indebtedness, similar transactions may occur in future periods;

Terence O’Brien

BFS Response: ASC 740-10-30-18 provides that the future realization of the tax benefits must consider, among other items, future taxable income. ASC 740-10-30-22(c) refers to the evaluation of losses without regard to items considered to be aberrational. The Company was in a cumulative income position as of June 30 and September 30, 2016, had pre-tax income for the nine-months ended September 30, 2016, and would have had pre-tax income for the quarter ended September 30 absent the debt restructuring costs. When evaluating our current financial results, management considered, among other factors, the Company’s recent earnings history, as well as projections adjusted for the revised level of interest expense, as relevant to the Company’s ability to continue to generate future taxable income that would allow for the realization of its deferred tax assets.

•	Tell us and disclose the minimum amount of taxable income you will be required to generate to realize your deferred tax assets; and

BFS Response: At September 30, 2016, the minimum amount of taxable income needed to realize all of our federal net operating losses and federal deductible temporary differences was approximately $288 million. We will include disclosure of such amount in future filings.

•	For any tax-planning strategies that you are relying on in your analysis, please ensure that your response and revised disclosures provide a detailed explanation of the nature of, and any uncertainties, risk and assumptions for those strategies.

BFS Response: While the Company has and will continue to make efforts to find usable tax-planning strategies, at this time none were considered to be prudent and feasible and accordingly we did not rely on any tax-planning strategies to support the realization of our deferred tax assets.

Expanded Disclosures: As requested, we will expand our filings, beginning with our annual report on Form 10-K for the period ended December 31, 2016, to provide the additional details described above related to our reversal of a substantial portion of our valuation allowance during Q3 2016 and our ability to realize our deferred tax assets. Our expanded disclosures in future filings will look similar to the disclosure below:

At December 31, 2016 and 2015, the Company had deferred tax assets, net of deferred tax liabilities, of $         million and $127.1 million, respectively, offset by valuation allowances of $         million and $136.5 million, respectively. We have $         million of state operating loss carry-forwards, which includes $         million of state tax credit carry-forwards expiring at various dates through 2035. We also have $         million of federal net operating loss carry-forwards that will expire at various dates through 2035. The federal and state operating loss carry-forwards include approximately $         million of gross windfall tax benefits from stock option exercises that have not been recorded as of December 31, 2015. At December 31, 2016, the Company needed to generate approximately $         million of pre-tax income in future periods to realize its federal deferred tax assets.

We evaluate our deferred tax assets on a quarterly basis to determine whether a valuation allowance is required. In accordance with the Income Taxes topic of the Codification, we assess whether it is more likely than not that some or all of our

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deferred tax assets will not be realized. Significant judgment is required in estimating valuation allowances for deferred tax assets and in making this determination, we consider all available positive and negative evidence. In the Company’s evaluation of its ability to realize its deferred tax assets, we gave more significant weight to evidence that was objective in nature as compared to subjective evidence. Also, more significant weight was given to evidence that relates to the Company’s current financial performance. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in the applicable carryback or carryforward periods. We consider the nature, frequency, and severity of current and cumulative losses, as well as historical and forecasted financial results, the overall business environment, our industry’s historic cyclicality, the reversal of existing deferred tax liabilities, and tax planning strategies in our assessment. Changes in our estimates of future taxable income and tax planning strategies will affect our estimate of the realization of the tax benefits of these tax carryforwards.

We recorded a full valuation allowance in 2008 due to our cumulative three-year loss position at that time, compounded by the negative industry-wide business trends and outlook. At December 31, 2015, the Company had given significant weight to the negative objective evidence of the historically weak housing market conditions during the housing downturn that contributed to our three-year cumulative pre-tax loss position when reporting a valuation allowance of $136.5 million against our deferred income tax assets, representing a valuation allowance against substantially all of our net deferred income tax assets.

In the second quarter of 2016, we moved from a cumulative loss position over the previous three years to a cumulative income position for the first time since we established the full valuation allowance in 2008. We continued to maintain a cumulative income position over the previous three years into the third quarter of 2016. In the Company’s evaluation at September 30, 2016, it gave the most significant weight to this objective positive evidence related to its recent financial results. Additionally, even conservative projections of the Company’s estimated future annual pre-tax income would indicate realization of all of its federal net operating losses well in advance of the expiration of the Company’s NOL carryforwards and it would also absorb all federal deductible temporary differences as they reverse in future years. The Company considered, at a lower weighting, the subjective positive evidence that it expects to increase its pre-tax income in future years as the homebuilding industry continues to recover and strengthen as currently projected by a composite of third-party sources, including the NAHB. Therefore, at September 30, 2016, with this positive historical evidence and the projection of future profitability, management determined that there was sufficient positive evidence to conclude that it is more likely than not that we would realize our net federal and some state deferred tax assets, resulting in $128.6 million and $         million benefit being recognized in our provision for income taxes for the third and fourth quarter of 2016, respectively.

Prior to the quarter ended June 30, 2016, the Company had given significant weight to the negative objective evidence of its three-year cumulative pre-tax loss position as a result of losses incurred in prior years during the housing downturn. As of June 30,

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2016 and September 30, 2016, the Company had generated positive cumulative pre-tax income for the past three years and therefore, the prior year losses were weighted less than the recent positive financial results in the Company’s evaluation at September 30, 2016. Other negative subjective evidence, such as the cyclical, slower-than-anticipated housing market recovery, was considered at a lower weighting because the Company’s recent financial performance has been achieved in this environment.

As of September 30, 2016, we have certain states where we are not currently projecting future taxable income levels that would be sufficient to utilize the carryover net operating losses and as such continue to maintain a valuation allowance against certain of these state deferred tax assets. We will continue to assess quarterly whether it is more likely than not that some or all of these state deferred tax assets will be realizable in the future. Changes in the positive and negative evidence, including differences in the Company’s future operating results as compared to the estimates utilized in the determination of the valuation allowance, could result in changes in the Company’s estimate of the valuation allowance related to its tax benefits for state net operating loss carryforwards.

Should you have any questions or want to discuss these matters further, please feel free to contact me at 214-880-3585.

Yours truly,

/s/ M. Chad Crow

M. Chad Crow

President/COO

Builders FirstSource